4-1-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

02027467

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **April, 2002**

Novogen Limited

(Translation of registrant's name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F √ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐
No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-________________.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

Date **8 April, 2002** By [signature]

*Print the name and title under the signature of the signing officer.

Ronald Lea Erratt
Company secretary

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule l3a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished. such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (7-91)

The information required to be furnished pursuant to (i) (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section I8 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents into English.

Reference is made to Rule 12b-l2(d) [17 CFR 240.l2b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations. versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

ASX & MEDIA RELEASE **8 APRIL 2002**

PHENOXODIOL STABILISES CANCER PROGRESSION WITH MINIMAL TOXICITY

(San Francisco, CA) – Preliminary US clinical trial results of the novel anti-cancer drug phenoxodiol indicate that it slowed cancer progression in six out of ten patients at doses that were well tolerated.

The interim trial results were presented today at the 93rd annual meeting of the American Association for Cancer Research (AACR), in San Francisco, by researchers from the Cleveland Clinic's Taussig Cancer Centre, in Ohio, one of the leading cancer treatment centres in the US.

Phenoxodiol represents a new direction for anti-cancer therapy. The drug targets the underlying control mechanism in cells that determine whether a cell will survive or die.

This mechanism malfunctions in cancer cells, preventing them from dying or being killed by drugs. Phenoxodiol targets the activities of key members of this control mechanism including sphingosine kinase and the caspase proteins.

Phenoxodiol was discovered by the Australian pharmaceutical company, Novogen Limited, and is being developed by its US subsidiary, Marshall Edwards Inc.

The Chairman of Marshall Edwards Inc., Dr Graham Kelly, said researchers were very encouraged by this early result.

"The data presented today is consistent with what we have seen in other trials with phenoxodiol, which is stabilisation of cancer growth in some patients without serious toxicity," Dr Kelly said.

"We continue to refine the search for the optimum dose, the best method of administration and the cancer targets that will respond best to phenoxodiol.

"That said, today we are exactly where we expected to be," Dr Kelly added.

Patients on the trial have a variety of cancers that have failed to respond to standard anti-cancer drugs. In the Cleveland trial, phenoxodiol is administered by intravenous infusion for six weeks in the first instance.

Treatment can be continued past six weeks if there is no evidence of tumour progression or serious toxicity. Six of ten patients remained on phenoxodiol beyond six weeks following evidence of stabilisation of the cancer.

The trial's co-investigator, Dr Thomas Hutson said phenoxodiol was an interesting new drug.

"It may target certain proteins in cancer cells that could be the key to the cancer process," Dr Hutson said.

Dr Ronald Bukowski, the Director of Experimental Therapeutics in the Cleveland Clinic Taussig Cancer Centre, said that Phase I clinical trials are mainly about evaluating the safety of new drugs and how to use those drugs, rather than about whether or not the drug works.

"Nevertheless, we are encouraged that phenoxodiol appears to have stabilised tumour growth in six out of the ten first patients that were tested on the drug and that the drug was reasonably well tolerated." Dr Bukowski said.

The cancer types represented by the patients on the trial include colon cancer, melanoma, thymic cancer, prostate cancer, RCC and TCC.

Toxicity included moderate nausea, fatigue and shortness of breath.

Novogen is a pharmaceutical company based in Sydney, Australia, with offices in Stamford, Connecticut.

Novogen is a leader in the field of multi-acting, signal transduction inhibitor drugs with interests in oncology, cardiovascular and inflammatory disease fields. More information on Novogen can be found at www.novogen.com and on phenoxodiol at www.mashalledwardsinc.com.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company's Securities and Exchange Commission filings under "Risk Factors", including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company's proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

ISSUED FOR	:	**NOVOGEN LIMITED**
LISTINGS	:	**ASX (CODE NRT)** **NASDAQ (CODE NVGN).**
FOR FURTHER INFORMATION	: :	**PROFESSOR ALAN HUSBAND, RESEARCH DIRECTOR** **NOVOGEN LIMITED TEL (02) 9878 0088** **http://www.novogen.com**
ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157